Writer's Direct Number	Writer's E-mail Address
212.756.2372	aneliya.crawford@srz.com

May 24, 2018

VIA E-MAIL AND EDGAR

Tiffany Piland Posil Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:

Natus Medical Incorporated

Definitive Additional Materials on Schedule 14A

Filed May 21, 2018 by Voce Catalyst Partners LP, Voce Capital LLC, Voce

Capital Management LLC, J. Daniel Plants, Mark G. Gilreath, Lisa

Wipperman Heine and Joshua H. Levine

File No. 000-33001

Dear Ms. Posil:

On behalf of Voce Catalyst Partners LP and its affiliates (collectively, "Voce") and the other filing persons (together with Voce, the "Filing Persons") we are responding to your letter dated May 22, 2018 (the "SEC Comment Letter") in connection with the definitive additional materials on Schedule 14A filed on May 21, 2018 (the "May 21 Additional Materials") with respect to Natus Medical Incorporated ("Natus" or the "Company"). We have reviewed the comments of the staff (the "Staff") of the Securities and Exchange Commission and respond below. For your convenience, the comments are restated below in italics, with our responses following.

1. Disclosure states that "[a]s the Company has acknowledged in its Proxy Statement, Natus terminated settlement negotiations with Voce because Chairman Gunst refused to even consider any outcome which would have resulted in a change to his status as Chairman." Please provide a factual foundation to support the statement in the italicized portion of the above disclosure.

In response to the Staff's Comment, the Filing Persons respectfully direct your attention to the chronology of the settlement talks in the "Background of the Proxy Solicitation" section of Voce's definitive proxy statement filed under cover of Schedule 14A on May 18, 2018 ("Voce's Definitive Proxy Statement"). On April 23, 2018, Natus' counsel Fenwick & West LLP ("FW") presented an oral settlement offer to Voce's counsel, Schulte Roth & Zabel LLP ("SRZ"). On Voce's behalf, SRZ returned a written term sheet to FW on April 26, 2018 that presented the Company with a number of reasonable proposals, including the option to select one of two alternatives regarding Chairman Gunst's future role on the Board of Directors of the Company (the "Board"):

Ms. Posil Page 2 May 24, 2018
1.	Chairman Gunst would resign as Chairman and relinquish his seat on the Board and a new independent director would be appointed to the Board by the Nominating and Corporate Governance Committee, or
2.	Chairman Gunst would resign as Chairman and from each of the Compensation Committee and the Nominating and Corporate Governance Committee, but retain his seat on the Board, and a second Voce nominee would be appointed to the Board immediately.

On April 30, 2018, the Company sent a revised term sheet to Voce that engaged with every point of the written term sheet sent by SRZ except that it completely ignored the point about change in Chairman Gunst's role on the Board. Thereafter, SRZ called FW to emphasize, as stated in Voce's Definitive Proxy Statement, "that any arrangement that preserves the status quo with respect to the Chairman's role is not acceptable to Voce."[1] Following that, Natus and FW went completely silent and proceeded to file the preliminary proxy statement on May 2, 2018, effectively terminating the settlement discussions. The Company's Definitive Proxy explains that the reason for rejecting Voce's term sheet was that: "The Board determined that neither alternative [referring to the alternatives of replacing the chairman in 1 and 2 above] proposed by Voce was in the best interest of the Natus stockholders or the Company."[2] This statement by the Company demonstrates unequivocally that the issue of replacing the Chairman was not something the Board or Chairman Gunst were prepared to entertain in any form.

We present the foregoing chronology of the settlement talks and Natus' decision to end communications upon a request for concessions on the chairmanship as the basis for Voce's reasonable belief that Chairman Gunst found any change to his status as Chairman of the Board to be a deal breaker in negotiations with Voce. Under state laws, Chairman Gunst cannot be removed from the Board by his fellow directors without his consent. Voce therefore reached the reasonable conclusion that Chairman Gunst was unwilling to entertain stepping down from the Chairman role after being presented with Voce's proposals in the term sheet. In light of the foregoing, the Filing Persons believe that they have a reasonable factual foundation for their statement.

2. Disclosure states that "Chairman Gunst's…iron-fisted grip on the Board as evidenced by his seemingly complete and self-serving control of its decision-making." You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the italicized portion of the above statement. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

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[1] Voce's Definitive Proxy Statement, page 6.

[2] Company's Definitive Proxy Statement, page 9.

Ms. Posil Page 3 May 24, 2018

In response to the Staff's Comment, the Filing Persons note that the press release filed as the May 18 Additional Materials expresses Voce's ongoing concerns with the actions of the Board, Chairman Gunst and James B. Hawkins, the Chief Executive Officer ("CEO").[3] The characterization of Chairman Gunst as having "complete and self-serving control of [the Board's] decision-making" is qualified by the word 'seemingly' to express that this is a statement of Voce's belief and opinion rather than a confirmed fact. Voce's belief and opinion conveyed in that statement is based on Voce's perspectives, which have been informed by Voce's dealings with Chairman Gunst (including Voce’s belief as to Chairman’s Gunst’s unwillingness to accept any change in his role, as discussed in Item #1 above).

From the very beginning, Voce sent letters to the Board and, strangely, received responses solely from Chairman Gunst transmitted through the CEO and/or the assistant of the CEO. When Chairman Gunst finally agreed to meet with Voce, he appeared to fully control who will be in attendance and what could be discussed by anyone present. For example, Chairman Gunst informed Voce that the CEO would be present during the course of the meeting despite Voce's insistence that it was only interested in meeting with the independent members of the Board. After dropping the CEO from the meeting at Voce's insistence, Chairman Gunst misleadingly told Voce that Natus' directors present at the meeting could not speak to Voce because doing so would create issues under Regulation FD, which he incorrectly asserted was triggered by the absence of the CEO in the room. Chairman Gunst effectively instituted a "gag order" on the directors present at the meeting. He was essentially the only director to speak at the meeting because he made clear to the other directors present that no one was to engage with Voce on substantive issues. Accordingly, the other directors barely spoke aside from asking questions of Voce while refusing to offer Voce any information or to respond at all to any of the many questions Voce posed at the meeting.

Voce's communications and encounters with Chairman Gunst have led it to its opinion that Chairman Gunst has control over Natus' Board, which appears to exercise as he pleases. Further, Voce believes Chairman Gunst’s influence and hold over the Board is outsized because of his exceedingly long tenure, in addition to having a seat on each of the Board’s standing committees (Audit, Compensation and Nominating and Corporate Governance), each of which is comprised of only three individuals. In light of the foregoing, the Filing Persons believe that they have reasonable factual foundation supporting their statement of belief and opinion.

***

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya Crawford

Aneliya Crawford

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[3] ". . . the actions by the Board, Chairman and CEO since that time have amplified Voce’s concerns and solidified our resolve to seek meaningful changes at the Company. These include the following: . . ." In the second sentence, "These" refers back to "Voce's concerns" in the first sentence.